SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported):   July 4, 2005

WORDLOGIC CORPORATION

(Exact Name of Registrant as Specified in its Charter)

Nevada	000-32865	88-0422023
(State of Organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

650 West Georgia Street, Suite 2400
Vancouver, British Columbia, Canada V6B 4N7
(Address of Principal Executive Offices)

(604) 257-3600
Registrants Telephone Number

(Former Name or Address of Registrant)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 3 – Securities and Trading Markets

Item 3.02 – Unregistered Sales of Equity Securities

From July 4, 2005 through July 8, 2005, we sold 930,770 shares of our common stock at a price of $0.65 per share for a total of $605,000 in proceeds. As of July 8, 2005, $195,000 of the offering proceeds is pending. This private offering we believe to be exempt from registration under Regulation D promulgated under Section 4(2) of the Securities Act. The sales of stock were strictly limited to individuals and entities, each of whom was an accredited investor, as that term is defined in Rule 501 of Regulation D promulgated under Section 4(2) of the Securities Act and had adequate access to information pertaining to our Company. Furthermore, no advertisements were made, no commissions were paid and the securities are restricted pursuant to Rule 144.

Each of the shares sold includes a warrant. Each Warrant entitles the Subscriber to purchase one additional common share of the Company for a period of 24 months from the date of issuance, at a price of $1.25 per share.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WORDLOGIC CORPORATION

Date: July 8, 2005   By: \s\   Frank R. Evanshen, President
                                                               Frank R. Evanshen
                                                      President, Principal Executive Officer

Date: July 8, 2005   By: \s\   T. Allen Rose, CFO
                                                               T. Allen Rose
                                                       CFO, Principal Financial Officer